November 14, 2008
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    William Friar
                     Senior Financial Analyst
     Re:     Synovus Financial Corp.
                Schedule 14A
                Filed October 24, 2008
                File No. 001-10312
Dear Mr. Friar:
     We have been authorized by Synovus Financial Corp. (the “Company”), to respond to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff, dated November 6, 2008 (the “Staff’s Letter”), concerning the Company’s Schedule 14A filed October 24, 2008 (File No. 001-10312) (“Schedule 14A”) as set forth below.
     For your convenience, we have listed the responses in the same order as the comments were presented and have repeated each comment prior to the response.
Capital Purchase Program, page 4
Comment 1: Disclose whether you have applied to participate in the Treasury Department’s Capital Purchase Program and describe the status of your application.
Response 1: The Company has included this disclosure as requested. Please see the notice to shareholders and page 4.
Comment 2: Please discuss how your participation in the Capital Purchase Program may
•	impact the holders of any outstanding senior classes of your securities;

•	impact the rights of your existing common shareholders;

•	dilute the interests of your existing common shareholders; and

•	require you to register for resale securities you have issued to the Treasury Department;
Response 2: The Company advises the Staff that the original Schedule 14A included an extensive description of the terms of the preferred stock issuable pursuant to the Capital Purchase Program under the heading “Description of the Preferred Stock.” That

Securities and Exchange Commission
Division of Corporation Finance
November 14, 2008

description included disclosure regarding the ranking of the preferred stock vis-à-vis all other classes of equity securities. Accordingly, the Company believes it has adequately addressed its participation in the Capital Purchase Program and how it may impact holders of senior or junior securities, including common stock. In addition, the Company supplementally advises the Staff that the Company has outstanding debt securities that rank senior to the preferred stock and will not be affected by the issuance of preferred stock.
     In response to the Staff’s comment regarding dilution of existing shareholders and resale registration rights, the Company has included the disclosure requested on pages 13 to 14.
Comment 3: Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.
Response 3: The Company has included this disclosure as requested. Please see “Liquidity and Financial Statement Impact of the Capital Purchase Program—Overview.”
Financial Statements
Comment 4: Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement. Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase comment stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.
Response 4: The Company has incorporated financial information by reference, as requested. Please see “General Information—Where You Can Find More Information.”
Comment 5: If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.
Response 5: The Company has included this disclosure as requested. Please see “Liquidity and Financial Statement Impact of the Capital Purchase Program—Pro Forma Financial Information.”

Securities and Exchange Commission
Division of Corporation Finance
November 14, 2008

     Please feel free to call the undersigned at (404) 572-3517 with any questions concerning the Company’s response to the Staff’s comments.

Very truly yours,
/s/ Keith M. Townsend
Keith M. Townsend
King & Spalding LLP

cc:  Mr. Richard E. Anthony, Synovus Financial Corp.
       Ms. Alana L. Griffin, Synovus Financial Corp.